

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2020

Brent Bellm
President and Chief Executive Officer
BigCommerce Holdings, Inc.
11305 Four Points Drive
Building II, Third Floor
Austin, TX 78726

      Re: BigCommerce Holdings, Inc.
          Draft Registration Statement on Form S-1
          Submitted January 9, 2020
          CIK No. 0001626450

Dear Mr. Bellm:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1.   You refer to your annual revenue run-rate ("ARR") for the periods presented here and throughout the prospectus. Please define the ARR metric here or provide a cross-reference to such disclosure.

Market Size and Opportunity, page 4

2.   You state that you believe your total addressable market is materially larger than ecommerce platform spend due to the additional revenue share that you earn from your

technology partner ecosystem. As the estimate of market opportunity for ecommerce platforms appears to include spend on both software-as-a-service ("SaaS") and legacy software, please also discuss the effect that the continued strength of legacy software may have on such estimate. In this regard, we note your disclosure that legacy software is still prevalent for the largest retail businesses and that only within the last five years have multiple SaaS options begun to challenge legacy software leaders in the small, mid-market, and large enterprise segments. Also, while we note your discussion of the disadvantages of legacy software throughout the prospectus, please address whether there are any material risks and challenges that legacy software has posed, or is expected to continue to pose, to your business. In this regard, the first risk factor on page 35 suggests that the challenge of converting businesses from legacy software to SaaS is magnified in the case of highly regulated industries.

Our solution, page 6

3. Please provide support for the assertion that you are the leading open SaaS platform for cross-channel commerce.

Risk Factors
Our success depends in part on our partner-centric . . ., page 21

4. You disclose that certain of your strategic technology partners, including PayPal, Google, and Stripe, generate significant revenue for you. In this regard, we also note your disclosure in Note 2 to the financial statements on page F-11 that one partner represented 12% of your revenue for the fiscal year ended December 31, 2018. To the extent that any particular partner has continued to represent a significant portion of your total revenue and the loss of such partner would have a material adverse effect on your business, please enhance this risk factor by highlighting that fact and specifying the partner from which you derive that revenue, and describe the material terms of the contract governing such relationship. Also, please clarify whether your contracts with strategic technology partners are cancelable.

Risks related to owning our Series 1 common stock and this offering, page 41

5. Please address in a risk factor the extent to which your directors, executive officers, and persons holding more than five percent of the outstanding shares of Series 1 common stock will be able to exercise significant influence over any vote of the Series 1 stockholders after the offering, as well as the anti-takeover implications of such concentration. Also, disclose the percentage of the Series 1 common stock that they will together beneficially own following the offering in the prospectus summary.

<u>The provision of our amended and restated certificate of incorporation requiring . . ., page 47</u>

6.   You state that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933 or the Securities Exchange Act of 1934. The corresponding disclosure on page 125, however, indicates that the provision will require that claims arising under the federal securities laws must be brought in a state or federal court located within the State of Delaware. Please revise to reconcile these disclosures and clarify whether the exclusive forum provision will apply to claims arising under the federal securities laws in any manner. If the provision will apply to claims arising under the federal securities laws, state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision will not apply to claims arising under the federal securities laws, please also ensure that the provision states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any claims arising under the federal securities laws.

<u>Market, Industry, and Other Data, page 49</u>

7.   We note that you cite estimates and statistics from a number of third-party publications and reports throughout the prospectus. In addition to identifying the third parties, please provide the name and date of each publication or report that you reference.

<u>Use of Proceeds, page 50</u>

8.   Please identify any executive officer, director or any of their affiliates who will be receiving offering proceeds pursuant to the Series F Dividend, and quantify the amount each will receive. Provide this disclosure in the aggregate under the summary of the offering on page 12.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 60</u>

9.   You disclose here and throughout the prospectus that the 60,000 online stores that you serve represents your customer base. As your customers may have multiple stores running on your platform and your growth strategy is dependent in part on selling additional stores to existing customers, please contextualize this disclosure by providing the number of businesses and stores on your platform for each period presented. Also, given your particular focus on acquiring, retaining, and growing your mid-market and large enterprise customer base and the fact that the increase in the number of mid-market and large enterprise customers has been one of the primary contributors to your revenue growth, please break out such information by type of business. In this regard, we note the growth in your mid-market and large enterprise customer base is not clear because your accounts with annual contract value ("ACV") greater than $2,000 metric includes not only customers on Enterprise plans but also customers on Pro plans and customers with multiple plans that together exceed such threshold. Finally, in light of the strategic

importance of large enterprises to your business and your statement that the power of your platform to support their growth better than legacy software is "evidenced by the large and growing number of category leaders and Global 2000 businesses that select you as their ecommerce platform of choice," please also specify the number of large enterprise businesses and stores on your platform for each period presented.

Key factors affecting our performance, page 63

10. Please discuss whether there are any material challenges related to retaining and growing your existing customers that you have faced or expect to continue to face. In this regard, we note that growth in subscription solutions revenue in fiscal year 2019 appears to have been primarily driven by the acquisition of new customers. Further, we note your net revenue retention has fluctuated between negative and positive rates for the periods presented. For additional context, please also disclose the average fixed term of your existing non-cancelable enterprise contracts.

Key business metrics, page 63

11. In your explanation of the computation of annual revenue run-rate, you indicate that monthly recurring revenue includes contractual growth adjustments as customers' businesses grow past contracted order thresholds. Please clarify whether you include the actual adjusted fees once the customers' business has reached the threshold or an estimated amount.

12. In your explanation of the computation of average revenue per account for accounts above the ACV threshold, please clarify the period you use to determine the amount of customer-billed revenue and the allocated amount of partner and services revenue included in the calculation.

13. Please provide an analysis explaining how changes in your key business metrics correspond to changes in revenues for the periods presented. For example, address the decrease in both the number and the net retention rate of accounts with ACV greater than $2,000 as of June 30, 2018 compared to March 31, 2018. Refer to the Instructions to Item 303(a) of Regulation S-K.

14. You disclose the percentage of your ARR generated from accounts with greater than $2,000 ACV for each period presented. Please also disclose the percentage of ARR generated from customers on your Enterprise plan for each period presented. In this regard, we note that as of December 31, 2019, such customers generated "approximately half" of your ARR.

Liquidity and capital resources, page 72

15. You state that you believe the net proceeds received from this offering will be sufficient to meet your working capital and capital expenditure needs and your debt service obligations for at least the next 12 months. As it appears that you have identified a material liquidity

deficiency and continue to have substantial doubt as to your ability to continue as a going concern, please disclose the minimum period of time that currently available capital resources will allow you to conduct planned operations and satisfy your obligations, as well as the minimum dollar amount of funding required to remain in business for at least the next 12 months. Also, highlight this risk in a separately captioned risk factor. Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements
Note 2. Summary of significant accounting policies
Revenue recognition, page F-11

16. We note from your disclosure in the second to last paragraph on page 64 that you generally recognize revenue for enterprise contracts ratably over the term of the contract by estimating the total consideration to be received over the contract term. Please disclose the methods, inputs, and assumptions used in estimating the transaction price for enterprise contracts. Refer to ASC 606-10-50-20.

Note 9. Stockholders' equity (deficit)
Preferred stock, page F-23

17. Please revise to disclose the number of shares into which your preferred stock is convertible into at the balance sheet date. Refer to ASC 505-10-50-6(b).

General

18. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    You may contact Melissa Walsh, Staff Accountant, at (202) 551-6515 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Samer M. Zabaneh